UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

KAMAN CORPORATION
(Exact name of registrant as specified in its charter)

Commission File No.  001-35419

Connecticut	06-0613548
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

1332 Blue Hills Avenue
Bloomfield, Connecticut 06002
(Address of principal executive offices)

Robert D. Starr
Executive Vice President and Chief Financial Officer
860-243-7838
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Kaman Corporation (the “Company” or “Kaman”) is submitting this Specialized Disclosure Report on Form SD and the related Conflict Minerals Report filed herewith for the calendar year ended December 31, 2017, as required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). All terms used but not defined in this report shall have the meanings ascribed to them in the Rule or Form SD, as adopted by the Securities and Exchange Commission (“SEC”) pursuant to the Rule.

As discussed in the Conflict Minerals Report filed herewith, the Company believes that Conflict Minerals (as defined below) were necessary to the functionality or production of one or more products manufactured or contracted to be manufactured by Kaman during 2017. In addition, the Company has reason to believe that some of its necessary Conflict Minerals may have originated from the Democratic Republic of the Congo or an adjoining country (as defined in Section 1, Item 1.01(d)(1) of Form SD) and has reason to believe that those minerals may not be from recycled or scrap sources. As a result, the Company is filing the attached Conflict Minerals Report describing the reasonable country of origin inquiry and additional due diligence steps taken for the 2017 reporting period. The results of the Company’s investigation regarding the origin of necessary Conflict Minerals in its supply chain is described in the Conflict Minerals Report attached hereto as Exhibit 1.01 and on the Company’s website at www.kaman.com.

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with the Rule, the Company is filing the Conflict Minerals Report attached as Exhibit 1.01 to this report. A copy of this Form SD and the related Conflict Minerals Report are publicly available at: http://www.kaman.com (select the “Investors” link, then the “Financial Information” link and then “SEC Filings”).

Item 1.02 Exhibit

The Conflict Minerals Report required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 - EXHIBITS

Item 2.01 Exhibits

Exhibit 1.01        Kaman Corporation 2017 Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KAMAN CORPORATION (Registrant)

/s/ Robert D. Starr
Date: May 23, 2018	By:	Robert D. Starr
Executive Vice President
and Chief Financial Officer